Exhibit 99.3

Auditor’s Report On Quarterly Consolidated Financial Results and Year to Date Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

To

Board of Directors of

Dr. Reddy’s Laboratories Limited,

1.	We have audited the accompanying statement of quarterly consolidated Ind AS financial results of Dr. Reddy’s Laboratories Limited (‘the Company’) comprising its subsidiaries (together, ‘the Group’), and joint ventures for the quarter ended March 31, 2019 and the consolidated Ind AS financial results for the year ended March 31, 2019 (‘the Statement’), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Regulation’), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’). The consolidated Ind AS financial results for the quarter ended March 31, 2019 and year ended March 31, 2019 have been prepared on the basis of the consolidated Ind AS financial results for the nine-month period ended December 31, 2018, the audited annual consolidated Ind AS financial statements as at and for the year ended March 31, 2019, and the relevant requirements of the Regulation and the Circular, which are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. Our responsibility is to express an opinion on these consolidated Ind AS financial results based on our review of the consolidated Ind AS financial results for the nine-month period ended December 31, 2018 which was prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, specified under Section 133 of the Companies Act 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India; our audit of the annual consolidated Ind AS financial statements as at and for the year ended March 31, 2019; and the relevant requirements of the Regulation and the Circular.

2.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of other auditors on separate financial statements and the other financial information of subsidiaries, these quarterly consolidated Ind AS financial results as well as the year to date results:

i.	includes the results of the following entities;

•	Subsidiaries

Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
Aurigene Discovery Technologies Inc.
Aurigene Discovery Technologies Limited
beta Institut gemeinnützige GmbH
betapharm Arzneimittel GmbH
Cheminor Investments Limited
Cheminor Employees Welfare Trust
Chirotech Technology Limited
Dr. Reddy’s Research Foundation
Dr. Reddy's Employees ESOS Trust (from July 27, 2018)
Dr. Reddy’s Farmaceutica Do Brasil Ltda.
Dr. Reddy’s Laboratories (EU) Limited
Dr. Reddy’s Laboratories (Proprietary) Limited
Dr. Reddy’s Laboratories (UK) Limited
Dr. Reddy’s Laboratories Canada, Inc.
Dr. Reddy's Laboratories Chile SPA.
Dr. Reddy’s Laboratories Inc.
Dr. Reddy’s Laboratories International SA
Dr. Reddy’s Laboratories Japan KK
Dr. Reddy’s Laboratories Kazakhstan LLP
Dr. Reddy’s Laboratories Louisiana LLC
Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
Dr. Reddy’s Laboratories New York, Inc.
Dr. Reddy's Laboratories Philippines Inc. (from May 9, 2018)
Dr. Reddy’s Laboratories Romania S.R.L.
Dr. Reddy’s Laboratories SA
Dr. Reddy's Laboratories Taiwan Limited
Dr. Reddy’s Laboratories Tennessee, LLC (until October 1, 2018)
Dr. Reddy's Laboratories (Thailand) Limited (from June 13, 2018)
Dr. Reddy’s Laboratories, LLC
Dr. Reddy’s New Zealand Limited.
Dr. Reddy’s Singapore PTE Limited
Dr. Reddy’s Srl
Dr. Reddy's Bio-Sciences Limited
Dr. Reddy's Laboratories (Australia) Pty. Limited
Dr. Reddy's Laboratories SAS
Dr. Reddy's Research and Development B.V. (formerly Octoplus B.V.)
Dr. Reddy's Venezuela, C.A.
Dr. Reddy’s (WUXI) Pharmaceutical Company Limited
DRL Impex Limited
Eurobridge Consulting B.V.
Idea2Enterprises (India) Private Limited
Imperial Credit Private Limited
Industrias Quimicas Falcon de Mexico, S.A. de CV
Lacock Holdings Limited
OOO Dr. Reddy's Laboratories Limited
OOO DRS LLC
Promius Pharma LLC
Reddy Antilles N.V.
Reddy Holding GmbH
Reddy Netherlands B.V.
Reddy Pharma Iberia SA
Reddy Pharma Italia S.R.L.
Reddy Pharma SAS
Regkinetics Services Limited (formerly Dr. Reddy’s Pharma SEZ Limited)

•	Joint ventures
DRANU LLC
DRES Energy Private Limited
Kunshan Rotam Reddy Pharmaceutical Co. Limited

ii.	are presented in accordance with the requirements of the Regulation read with the Circular, in this regard; and

iii.	give a true and fair view of the consolidated net profit including and other comprehensive income and other financial information for the quarter ended March 31, 2019 and for the year ended March 31, 2019.

4.	We did not audit the financial results/statements and other financial information, in respect of two subsidiaries, whose Ind AS financial results/statements include total assets of Rs 19,515 million as at March 31, 2019, and total revenues of Rs 5,108 million and Rs 21,954 million for the quarter and the year ended on that date respectively. These Ind AS financial results/statements and other financial information have been audited by other auditors, which financial results/statements, other financial information and auditor’s reports have been furnished to us by the management. Our opinion, in so far as it relates to the affairs of such subsidiaries, is based solely on the report of other auditors. Our opinion is not modified/qualified in respect of this matter.

5.	Further, read with paragraph 1 above, we report that the figures for the quarter ended March 31, 2019 represent the derived figures between the audited figures in respect of the financial year ended March 31, 2019 and the published year-to-date figures up to December 31, 2018, being the date of the end of the third quarter of the current financial year, which were subjected to a limited review as stated in paragraph 1 above, as required under the Regulation and the Circular.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per S Balasubrahmanyam

Partner

Membership No.: 053315

Place: Hyderabad

Date: May 17, 2019

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2019

All amounts in Indian Rupees millions

Sl.		Quarter ended			Year ended
No.	Particulars	31.03.2019	31.12.2018	31.03.2018	31.03.2019	31.03.2018
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	37,472	37,861	34,464	148,706	138,022
	b) License fees and service income	2,694	639	885	5,145	4,006
	c) Other operating income	130	146	190	631	782
	Total revenue from operations	40,296	38,646	35,539	154,482	142,810

2	Other income	833	1,023	449	3,375	1,552

3	Total income (1 + 2)	41,129	39,669	35,988	157,857	144,362

4	Expenses
	a) Cost of materials consumed	7,360	7,354	7,305	28,894	26,309
	b) Purchase of stock-in-trade	4,393	5,418	4,488	18,808	14,501
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	871	(1,014)	(1,726)	(2,754)	(415)
	d) Employee benefits expense	8,415	8,054	8,005	33,562	32,149
	e) Depreciation and amortisation expense	2,872	2,903	2,763	11,348	10,772
	f) Finance costs	245	241	178	889	788
	g) Selling and other expenses	11,068	10,788	11,831	44,190	46,754

	Total expenses	35,224	33,744	32,844	134,937	130,858

5	Profit before tax (3 - 4)	5,905	5,925	3,144	22,920	13,504

6	Tax expense:
	a) Current tax	1,413	610	184	4,707	1,753
	b) Deferred tax	95	401	308	(849)	2,627

7	Net profit for the period before share of profit of equity accounted investees (5 - 6)	4,397	4,914	2,652	19,062	9,124

8	Share of profit of equity accounted investees, net of tax	157	89	69	438	344

9	Net profit after taxes and share of profit of associates (7 + 8)	4,554	5,003	2,721	19,500	9,468

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	507	(438)	(6)	(379)	(3,710)
	(ii) Income tax relating to items that will not be reclassified subsequently to profit or loss	(900)	103	(1)	(673)	874
	b) (i) Items that will be reclassified subsequently to profit or loss	226	199	186	19	(23)
	(ii) Income tax relating to items that will be reclassified subsequently to profit or loss	(55)	(230)	19	(54)	23

	Total other comprehensive income	(222)	(366)	198	(1,087)	(2,836)

11	Total comprehensive income (9 + 10)	4,332	4,637	2,919	18,413	6,632

12	Paid-up equity share capital (face value Rs. 5/- each)	830	830	830	830	830

13	Other equity				139,406	124,886

14	Earnings per equity share (face value Rs. 5/- each)
	Basic	27.45	30.16	16.39	117.53	57.08
	Diluted	27.41	30.12	16.36	117.33	56.96
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2019

Segment Information	All amounts in Indian Rupees millions

Sl.		Quarter ended			Year ended
No.	Particulars	31.03.2019	31.12.2018	31.03.2018	31.03.2019	31.03.2018
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	8,241	7,355	7,853	30,403	27,930
	b) Global Generics	30,415	31,369	27,858	123,056	114,282
	c) Proprietary Products	2,513	735	847	4,750	4,250
	d) Others	503	482	429	2,058	1,840
	Total	41,672	39,941	36,987	160,267	148,302

	Less: Inter-segment revenue	1,376	1,295	1,448	5,785	5,492
	Total revenue from operations	40,296	38,646	35,539	154,482	142,810

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,428	1,833	1,517	6,158	4,477
	b) Global Generics	17,008	18,049	16,506	71,924	67,190
	c) Proprietary Products	2,307	628	726	4,182	3,799
	d) Others	318	249	153	1,196	869
	Total	21,061	20,759	18,902	83,460	76,335

	Less: Selling and other un-allocable expenditure / (income), net	15,156	14,834	15,758	60,540	62,831
	Total profit before tax	5,905	5,925	3,144	22,920	13,504

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Ind AS notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	Post implementation of Goods and Services Tax (“GST”) in India with effect from 1 July 2017, revenues are disclosed net of GST. Revenues for the period prior to 1 July 2017 included excise duty which is now subsumed in the GST. Accordingly, revenues for the year ended 31 March 2018 are not comparable with those of the other periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports from U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the U.S. FDA has sent certain follow-up questions and in March 2019, the Company has submitted it's responses to these questions. Based on the discussions with the U.S. FDA, a meeting would be conducted prior to re-inspection of the site.

4	Effective 1 April 2018, the Company adopted Ind AS 115, Revenue from Contracts with Customers, using the modified retrospective approach. Ind AS 115 replaces existing revenue recognition requirements. Under the modified retrospective approach, there were no significant adjustments required to the retained earnings as at 1 April 2018. Also, the application of Ind AS 115 did not have any significant impact on recognition and measurement of revenue and related items in the financial results of the Company.

5	During the three months ended 31 March 2019, the Company entered into agreement with Encore Dermatology, Inc. (“Encore”) for sale and assignment of U.S. rights relating to three of its dermatology brands. As all the performance obligations are satisfied by 31 March 2019, the Company recognised Rs.1,807 million as revenue and Rs. 159 million representing the profit on sale of intangible assets after adjusting the associated costs.

6	"Other income" for the year ended 31 March 2019 also includes gain of:

- Rs. 423 million on sale of API manufacturing business unit located in Jeedimetla, Hyderabad to Therapiva Private Limited during the three months ended 31 December 2018; and

- Rs. 423 million of profit on sale of intangible assets forming part of Company’s Proprietary Products Segment during the three months ended 30 September 2018.

7	In the United States of America, The Tax Cuts and Jobs Act of 2017 was approved and enacted in to law on 22 December 2017. The law includes significant changes to the U.S. Corporate income tax system, including a reduction in Federal corporate tax rate from 35% to 21%.
Consequent to this enactment, the Company has re-measured its U.S. deferred tax assets and liabilities based on the new tax law and this resulted in a charge of Rs. 396 million and Rs. 1,269 million for the quarter and year ended 31 March 2018 respectively.

8	The audited results were reviewed by the Audit Committee of the Board on 16 May 2019 and approved by the Board of Directors of the Company at their meeting held on 17 May 2019.

9	The Board of Directors, at their meeting held on 17 May 2019, have recommended a final dividend of Rs. 20 per share subject to the approval of shareholders.

10	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

11	The results for the quarter and year ended 31 March 2019 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2019

12 Consolidated Balance Sheet	All amounts in Indian Rupees millions

	As at	As at
Particulars	31.03.2019	31.03.2018
	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	49,127	49,733
Capital work-in-progress	4,725	7,678
Goodwill	4,659	5,331
Other intangible assets	18,124	14,616
Intangible assets under development	24,610	27,027
Investment in equity accounted investees	2,529	2,104
Financial assets
Investments	813	2,549
Trade receivables	113	169
Other financial assets	731	756
Deferred tax assets, net	4,317	5,405
Tax assets, net	3,400	4,567
Other non-current assets	407	524
Total non-current assets	113,555	120,459

Current assets
Inventories	33,579	29,089
Financial assets
Investments	22,529	18,330
Trade receivables	39,869	40,527
Derivative instruments	360	105
Cash and cash equivalents	2,228	2,638
Other financial assets	2,112	1,533
Other current assets	10,424	12,762
Total current assets	111,101	104,984

TOTAL ASSETS	224,656	225,443

EQUITY AND LIABILITIES
Equity
Equity share capital	830	830
Other equity	139,406	124,886
Total equity	140,236	125,716
Liabilities
Non-current liabilities
Financial liabilities
Borrowings	22,000	25,089
Other financial liabilities	102	144
Provisions	793	817
Deferred tax liabilities, net	473	1,950
Other non-current liabilities	2,079	2,789
Total non-current liabilities	25,447	30,789

Current liabilities
Financial liabilities
Borrowings	12,125	25,562
Trade payables
Total outstanding dues of micro enterprises and small enterprises	77	93
Total outstanding dues of creditors other than micro enterprises and small enterprises	13,594	13,252
Derivative instruments	68	85
Other financial liabilities	22,670	19,497
Liabilities for current tax, net	181	1,530
Provisions	4,789	4,387
Other current liabilities	5,469	4,532
Total current liabilities	58,973	68,938
TOTAL EQUITY AND LIABILITIES	224,656	225,443

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 17 May 2019	Co-Chairman & Chief Executive Officer